EXHIBIT 99.1

Evaxion Shares Latest EVX-01 Phase 2 Clinical Data in Webinar with Key Opinion Leader Adnan Khattak

  EVX-01 is Evaxion’s lead clinical asset based upon its AI-Immunology™ platform and has recently published a phase 2 clinical update confirming former phase 1 results
  Principal investigator Professor Adnan Khattak will walk us through this study’s encouraging results and explain its potential for revolutionizing cancer treatment

COPENHAGEN, Denmark, Nov. 06, 2023 (GLOBE NEWSWIRE) -- Evaxion Biotech A/S (NASDAQ: EVAX) (“Evaxion” or the “Company”), a clinical-stage TechBio company specializing in the development of AI-Immunology™ powered vaccines, is hosting an online webinar featuring Key Opinion Leader (KOL) and study’s Principal Investigator (PI), Professor Adnan Khattak. The webinar will take place on November 8 at 11:30 a.m. EST.

In this 30-minute-long event, Professor Khattak will set the scene by introducing participants to the medical field of malignant melanoma and the need that Evaxion’s personalized cancer vaccines are trying to meet. After summarizing the promising results reported in the EVX-01 Phase 1 clinical trial, Adnan will dive into Evaxion’s latest EVX-01 Phase 2 clinical update and how these appear to confirm the benefits previously observed for this innovative immunotherapy. In the end, a Q&A session will be held for anyone who wants to learn more about this study and its underlying technology.

Evaxion’s Chief Executive Officer, Christian Kanstrup, commented: “‘This latest clinical update stands as a testament to Evaxion’s unwavering dedication to transforming patients’ lives through innovative and targeted immunotherapies. Despite initial skepticism surrounding our pioneering work in personalized cancer vaccines, we are now reaping consistently positive outcomes that we believe hold the promise to change the lives of melanoma patients.” Reflecting on how these results may impact the oncology field in the near future, Christian added, “‘We firmly believe that our AI-Immunology™ platform has the potential to spearhead a revolution in immuno-oncology, extending far beyond melanoma and positively touching the lives of countless individuals.”

To learn more about the clinical impact of Evaxion’s innovative EVX-01 vaccine and gain understanding of how personalized cancer vaccines can revolutionize the field of immuno-oncology, please register by following this link.

About EVX-01 Phase 1 Clinical Trial
The open-label, single-arm, single-center Phase 1 study was conducted in collaboration with DTU, SSI, the Center for Genomic Medicine at Rigshospitalet, and CCIT-DK. The study aimed to assess the safety and efficacy of the EVX-01 vaccine in combination with anti-PD1 (pembrolizumab or Nivolumab) in patients with metastatic melanoma. The design consisted of multiple 15-27mer peptides comprising one or more patient-specific neoantigens formulated with the novel liposomal adjuvant CAF®09b to potentiate immune responses. The primary objective was to evaluate the safety and tolerability of the combination of EVX-01 and a checkpoint inhibitor. Additional information can be accessed under clinical trial ID NCT03715985.

About EVX-01 Phase 2 Clinical Trial
EVX-01 is Evaxion’s lead clinical asset and constitutes a peptide-based personalized cancer vaccine. The Phase 2 clinical study is a self-sponsored open-label, single-arm, multi-center trial carried out in collaboration with Merck Sharp & Dohme LLC, and together with leading principal investigators and research centers from Italy and Australia aims at evaluating the efficacy and safety of EVX-01 vaccination in combination with anti-PD1 treatment (pembrolizumab) in treatment-naive patients with metastatic or unresectable malignant stage III or IV melanoma. More information can be accessed under clinical trial ID NCT05309421.

About EVAXION
Evaxion Biotech A/S is a pioneering TechBio company based upon its AI platform: AI-Immunology™. Evaxion’s proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

Forward-Looking Statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from the worldwide ongoing COVID-19 pandemic and the ongoing conflict in the region surrounding Ukraine and Russia and the Middle East; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.

Contact Information
Evaxion Biotech A/S
Christian Kanstrup
Chief Executive Officer
cka@evaxion-biotech.com
Source: Evaxion Biotech